Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF

PACIFIC DRILLING S.A.

Société anonyme

Registered Office:  8-10 Avenue de la Gare, L-1610 Luxembourg

R.C.S. Luxembourg B 159.658

22 May 2018

Dear Shareholders:

The Board of Directors of Pacific Drilling S.A. (the Board) is pleased to invite you to attend the Annual General Meeting of Shareholders (the AGM) of Pacific Drilling S.A. (the Company) to be held on 22 May 2018 at 10:00 a.m. Central European Time at the Registered Office of the Company in Luxembourg with the following agenda:

AGENDA

1.

Approval of the stand alone audited and unconsolidated annual accounts of the Company for the financial period from 1 January 2017 to 31 December 2017 prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (the Annual Accounts);

2.

Approval of the consolidated financial statements of the Company for the financial period from 1 January 2017 to 31 December 2017 prepared in accordance with United States Generally Accepted Accounting Principles (the Consolidated Financial Statements);

3.	Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2017 to 31 December 2017;
4.	Discharge to the directors of the Company in relation to the financial period from 1 January 2017 to 31 December 2017;
5.

Acknowledgement of the resignation of Mr. Ron Moskovitz with effect on June 2, 2017 and granting of discharge to him for the exercise of his mandate as director of the Company from 1 January 2017 to June 2, 2017;

6.

Acknowledgement of the resignation of Mr. Christian J. Beckett with effect on August 1, 2017 and granting of discharge to him for the exercise of his mandate as director of the Company from 1 January 2017 to August 1, 2017;

7.

Acknowledgement of the resignation of Mr. Paul Wolff with effect on August 31, 2017 and granting of discharge to him for the exercise of his mandate as director of the Company from 1 January 2017 to August 31, 2017;

8.

Re-appointment of the following members of the Board for a term ending at the annual general meeting of the Company to be held in 2019: Jeremy Asher, Antoine Bonnier, Laurence N. Charney, Cyril Ducau, N. Scott Fine, Sami Iskander, Matthew Samuels, and Robert A. Schwed;

9.	Approval of compensation of the members of the Board for 2018; and
10.	Re-appointment of KPMG Luxembourg, Réviseur d’entreprises agréé, as independent auditor of the Company until the annual general meeting of the shareholders of the Company to be held in 2019.

Copies of the Annual Accounts and of the Consolidated Financial Statements together with the relevant management and audit reports shall be made available: (i) on the Company’s website at www.pacificdrilling.com in the “Events & Presentations” subsection of the “Investor Relations” section; and (ii) at the Registered Office of the Company during normal business hours, beginning fifteen (15) days before the AGM until the date of the AGM. Copies of the Annual Accounts and of the Consolidated Financial Statements and the relevant management and audit reports shall also be sent to the registered shareholders in accordance with article 461-6 of the Luxembourg law of 10th August 1915 on commercial companies, as amended (the Law).

Luxembourg, 2 May, 2018

/s/ Paul T. Reese

Paul T. Reese

Chief Executive Officer

Notes:

1.	The Board has fixed the close of business on 6 April 2018 as the record date for the determination of the shareholders entitled to vote at the AGM or any adjournment thereof.
2.	At the AGM, each of the proposed resolutions shall be adopted by a simple majority vote and each share is entitled to one vote.
3.

No shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company, to reach the Registered Office by not later than five (5) business days before the time the meeting is held. A shareholder may grant a written proxy or power of attorney to another person, shareholder or otherwise, in order to be represented at the meeting.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY.

IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES, TO VOTE YOUR SHARES, YOU CAN (1) USE THE INTERNET AS DESCRIBED ON YOUR PROXY CARD; (2) CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR (3) COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “AGM”) OF

PACIFIC DRILLING S.A.

Company Proposals

PROPOSALS 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10

1.

Approval of the stand alone audited and unconsolidated annual accounts of the Company for the financial period from 1 January 2017 to 31 December 2017 prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (the Annual Accounts);

The Board recommends that the Annual Accounts be approved, after due consideration of the report from the independent auditor on such Annual Accounts.

The Annual Accounts together with the report of the independent auditor on such Annual Accounts shall be made available: (i) on the Company’s website at www.pacificdrilling.com in the “Events & Presentations” subsection of the “Investor Relations” section; and (ii) at the Registered Office of the Company beginning fifteen (15) days before the Annual General Meeting until the date of the Annual General Meeting. Copies of the Annual Accounts and the relevant audit report shall also be sent to the registered shareholders in accordance with article 461-6 of the Luxembourg law of 10th August 1915 on commercial companies (the Law).

2.

Approval of the consolidated financial statements of the Company for the financial period from 1 January 2017 to 31 December 2017 prepared in accordance with United States Generally Accepted Accounting Principles (the Consolidated Financial Statements);

The Board recommends that the Consolidated Financial Statements be approved, after due consideration of the reports from each of the Board and the independent auditor included with such Consolidated Financial Statements.

The Consolidated Financial Statements together with the reports from each of the Board and the independent auditor included with such Consolidated Financial Statements shall be made available: (i) on the Company’s website at www.pacificdrilling.com in the “Events & Presentations” subsection of the “Investor Relations” section; and (ii) at the Registered Office of the Company beginning fifteen (15) days before the AGM until the date of the AGM. Copies of the Consolidated Financial Statements and the reports from each of the Board and the independent auditor shall also be sent to the registered shareholders in accordance with article 461-6 of the Law.

3.	Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2017 to 31 December 2017;

The Annual Accounts show a net loss and it is proposed that such loss be carried forward.

4.	Discharge to the directors of the Company in relation to the financial period from 1 January 2017 to 31 December 2017;

In accordance with the Law, upon approval of the Company’s Annual Accounts and Consolidated Financial Statements, the shareholders must vote as to whether those who were members of the Board during the year 2017 shall be discharged from any liability in connection with the management of the Company’s affairs during such period.

The Board recommends that the shareholders approve granting discharge to all the directors.

5.

Acknowledgement of the resignation of Mr. Ron Moskovitz with effect on June 2, 2017 and granting of discharge to him for the exercise of his mandate as director of the Company from 1 January 2017 to June 2, 2017.

The Board has accepted the resignation of Mr. Ron Moskovitz effective June 2, 2017.

The Board recommends that the shareholders acknowledge the resignation of Mr. Moskovitz and grant him discharge for the exercise of his mandate as director of the Company from 1 January 2017 to June 2, 2017.

6.

Acknowledgement of the resignation of Mr. Christian J. Beckett with effect on August 1, 2017 and granting of discharge to him for the exercise of his mandate as director of the Company from 1 January 2017 to August 1, 2017.

The Board has accepted the resignation of Mr. Beckett effective August 1, 2017.

The Board recommends that the shareholders acknowledge the resignation of Mr. Beckett and grant him discharge for the exercise of his mandate as director of the Company from 1 January 2017 to August 1, 2017.

7.

Acknowledgement of the resignation of Mr. Paul Wolff with effect on August 31, 2017 and granting of discharge to him for the exercise of his mandate as director of the Company from 1 January 2017 to August 31, 2017;

The Board has accepted the resignation of Mr. Wolff effective August 31, 2017.

The Board recommends that the shareholders acknowledge the resignation of Mr. Wolff and grant him discharge for the exercise of his mandate as director of the Company from 1 January 2017 to August 31, 2017.

8.

Re-appointment of the following members of the Board for a term ending at the annual general meeting of the Company to be held in 2019: Jeremy Asher, Antoine Bonnier, Laurence N. Charney, Cyril Ducau, N. Scott Fine, Sami Iskander, Matthew Samuels, and Robert A. Schwed;

As provided in the Company's Articles of Association, each director is elected pursuant to a general meeting of our shareholders.  If the office of a director becomes vacant, the other members of our Board, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

The mandate of all current directors comes to an end at this AGM in accordance with the terms of their election. The members of the Board of Directors stand for re-election to the Board of Directors for a term ending at the annual general meeting to be held in 2019. Please refer to the Company’s 2017 Annual Report on Form 20-F as filed with the SEC on April 2, 2018 for certain biographical information of each of the current directors.

The Board of Directors recommends that the shareholders approve the re-appointment of each of the current directors.

9.	Approval of compensation of the members of the Board;

The compensation of the Company’s directors is approved annually at the Annual General Meeting.

It is proposed that the following fees be paid for 2018*:

Board Annual Retainer.........................................................	$ 192,000	annually
Less 10% Reduction**	$ (19,200)	annually
	$ 172,800	annually
Chairman of the Board Annual Retainer...............................	$ 76,000	annually***
Vice Chairman of the Board Annual Retainer.........................	$ 60,000	annually***
Audit Committee Chair Annual Retainer...............................	$ 32,000	annually
Compensation Committee Chair Annual Retainer.................	$ 32,000	annually
Nominating Committee Chair Annual Retainer.......................	$ 16,000	annually
Audit Committee Member Annual Retainer...........................	$ 16,000	annually
Compensation Committee Member Annual Retainer.............	$ 16,000	annually
Nominating Committee Member Annual Retainer...................	$ 8,000	annually
Restructuring Committee Member Annual Retainer...............	$ 180,000	annually

* Any fees earned by the Company’s non-independent directors shall be paid directly to the Quantum Pacific Group.

** The Board voluntarily agreed to take a 10% reduction of their 2017 retainer fees over the course of 2018.

*** Chairman and Vice Chairman Annual Retainer fees are in addition to the Board Annual Retainer fees.

Members of the Board who are also Company employees, if any, do not receive any additional compensation for their service on the Board. The Company believes that its director fee structure is customary and reasonable for companies of its kind and consistent with that of its peers and similarly situated companies in the industry in which the Company operates.

The Board of Directors recommends that the shareholders approve the 2018 compensation of the Company’s directors as proposed.

10.	Re-appointment of KPMG Luxembourg, Réviseur d’entreprises agréé, as independent auditor of the Company until the annual general meeting of the shareholders of the Company to be held in 2019.

It is proposed that KPMG Luxembourg be re-appointed as independent auditor of the Company for a term ending on the date of the annual general meeting of shareholders of the Company to be held in 2019.

The Board recommends that the shareholders approve the re-appointment of KMPG Luxembourg.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the AGM other than that stated in the Notice of Annual General Meeting.